Editorial contact:                              Investor relations contact:
-----------------                               --------------------------
Eileen Algaze                                   Mike Cortright
Conexant Systems, Inc.                          Conexant Systems, Inc.
(949) 483-6849                                  (949) 483-6773
eileen.aglaze@conexant.com                      investor.relations@conexant.com
--------------------------                      -------------------------------
www.conexant.com


                    CONEXANT ANNOUNCES FIRST QUARTER RESULTS

   PERFORMANCE IMPROVEMENTS ON TRACK AND 11 PERCENT SEQUENTIAL REVENUE GROWTH

NEWPORT BEACH, Calif., Jan. 19,1999 - Conexant Systems, Inc. (NASDAQ:CNXT), which was spun-off from Rockwell International on December 31, 1998, today announced revenues of $294.7 million for the first fiscal quarter ended
January 1, 1999, up 11 percent over the $264.6 million in revenues reported for the fourth quarter of 1998. The company reported a net loss of $57.1 million, or $.60 per share on a pro-forma basis, compared to a net loss of $233.8 million in the prior quarter.

      Revenues in the comparable first quarter of fiscal 1998 were $383.4 million, resulting in net income of $20.6 million.

     The company's first-quarter loss on a pre-tax basis was $97.3 million, which included $91 million in unusual and special charges, detailed in the First Quarter Charges section below.

     "Our performance improvement program is on track as we start to reap the benefits of our restructuring activities," said Dwight W. Decker, chairman and chief executive officer of Conexant. "Excluding the various one-time charges, we were approaching break-even performance for the quarter.

                                     -more-

Conexant Q1 earnings 2-2-2

     "Revenue growth was led by the seasonally strong performance of our Personal Computing Division, which also experienced slower-than-expected modem price erosion. In addition, we are encouraged by the order activity and design wins achieved during the quarter in our expansion platforms: the Wireless Communications, Network Access, Personal Imaging and Digital Infotainment divisions," Decker said.

     "Based on our first quarter performance and current order visibility, our expectations for the second quarter are stronger than they were 90 days ago.
The sequential revenue decline anticipated in our seasonally weak second quarter should be between five and ten percent, less than previously expected," said Decker.

     "In addition, with improved factory utilization, and elimination of the costs associated with our restructuring and spin-off programs, we believe we can deliver gross margins of between 38 and 42 percent of revenue. At the same time, operating expenses should decline by approximately 10 percent from reported first quarter levels.

     "Most importantly, we remain on track for a return to profitability in the second half of calendar 1999," Decker added.

                                     -more-

Conexant Q1 earnings 3-3-3

FIRST QUARTER CHARGES

The company's first-quarter loss included $91 million in unusual and special pre-tax charges:

   - $40 million related primarily to unusually high inventory costs, flowing through cost of sales, as a result of lower manufacturing capacity utilization over the last four months of fiscal 1998.

   - $13 million of operating expenses was associated with Conexant's new corporate identity campaign, payroll-related restructuring costs and corporate set-up expenses.

   - A special charge of $18 million resulted from the voluntary employee retirement program completed by the company during the quarter.

   - An additional special charge of $20 million resulted from Rockwell's recent decision to further write-down wafer fabrication facilities in Colorado Springs, Colo., which were retained by Rockwell as part of the Conexant spin-off. Accounting rules require that this non-cash charge be reported in Conexant's last quarterly results as a subsidiary of Rockwell.

FIRST QUARTER PRODUCT HIGHLIGHTS

   - The Network Access Division began volume shipments of the first product in its AnyPort (trademark) family of remote access Internet concentrators. The high density, three-port-per-chip CSMV/3 offers Internet service providers integrated Voice-over-IP and data access in a complete system-level semiconductor solution. The AnyPort family is designed to meet the growing demand for multi-service remote access driven by the convergence of voice and data networking.

                                     -more-

Conexant Q1 earnings 4-4-4

   - During the quarter, the Wireless Communications Division shipped its 25-millionth digital cellular power amplifier device since entering this market segment in 1996. Conexant is the leading provider of these devices in the code division multiple access (CDMA) cellular and personal communications systems (PCS) handset segments, and is currently shipping in excess of two million power amplifiers per month.

   - The Personal Imaging Division announced a family of high performance, multi-function peripheral (MFP) chipsets, the first complete system solutions enabling color inkjet printing capability with black-and-white scan, copy and fax functionality.

   - Enabling simple and affordable networking in the home, the Personal Computer Division began volume shipments of its LANfinity (trademark) family of home networking chipsets to retail PC add-in card manufacturers. The division also commenced volume shipments of its RipTide (trademark) combination audio/modem chipset to Hewlett Packard and other personal computer manufacturers. Expanding the applications for analog modems, the division shipped almost 500,000 modems for use in the Sega Dreamcast next-generation gaming platform offering Internet multi-player capabilities.

                                     -more-

Conexant Q1 earnings 5-5-5

SAFE HARBOR STATEMENT

     This press release contains statements relating to future results of the company (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These risks and uncertainties include, but are not limited to: global and market conditions, including, but not limited to, the cyclical nature of the semiconductor industry and the markets addressed by the company's and its customers' products; demand for and market acceptance of new and existing products; successful development of new products; the timing of new product introductions; the availability and extent of utilization of manufacturing capacity; pricing pressures and other competitive factors; changes in product mix; fluctuations in manufacturing yields; product obsolescence; the ability to develop and implement new technologies and to obtain protection of the related intellectual property; the successful implementation of the company's diversification strategy and restructuring plan; labor relations of the company, its customers and suppliers; timely completion of Year 2000 modifications by the company and its key suppliers and customers; and the uncertainties of litigation, as well as other risks and uncertainties, including but not limited to those detailed from time to time in the company's Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Other brands and names contained in this release are the property of their respective owners.


Conexant Systems, Inc. is the $1.2 billion company that was created when Rockwell International Corporation spun off its semiconductor systems business to shareowners in December 1998. Conexant is the world's largest independent company focused exclusively on providing semiconductor products for communications electronics. With more than 30 years of experience in developing analog modem technology, the company draws upon its expertise in mixed-signal processing and communications technology to deliver integrated systems and semiconductor products for a broad range of communications applications. These products facilitate communications worldwide through wireline voice and data communications networks, cordless and cellular wireless telephony systems, personal imaging devices and equipment, and emerging cable and wireless broadband communications networks. The company aligns its business into five product platforms: Personal Computing, Personal Imaging, Wireless Communications, Digital Infotainment, and Network Access.

                                      # # #

                                          CONEXANT SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands except for per share
(Unaudited)


                                                                 Three Months Ended,
                                            ---------------------------------------------------------------
                                                 01/01/99             09/30/98                01/02/98
                                            -------------------   -------------------   -------------------
Net sales                                        $294,678             $264,593                $383,452
Cost of sales                                     221,680              352,341                 208,509
                                            -------------------   -------------------   -------------------
Gross margin                                       72,998              (87,748)                174,943
Research & development                             69,553               86,631                  82,093
Selling, general & administrative                  64,016               60,607                  59,542
Special charges - Rockwell retained assets         20,000                   --                      --
Special charges - other                            17,906              147,306                      --
                                            -------------------   -------------------   -------------------
Operating (loss) earnings                         (98,477)            (382,292)                 33,308
Other income, net                                   1,163                4,266                   4,483
                                            -------------------   -------------------   -------------------
(Loss) income before income taxes                 (97,314)            (378,026)                 37,791
(Benefit) provision for income taxes              (40,191)            (144,273)                 17,225
                                            -------------------   -------------------   -------------------
Net (loss) income                                $(57,123)           $(233,753)                $20,566
                                            ===================   ===================   ====================
Pro forma net (loss) per share                     $(0.60)
Pro forma weighted average outstanding shares       94,935

============================================================================================================

CONDENSED CONSOLIDATED BALANCE SHEETS
In thousands


                                                01/01/99              09/30/98
                                            ------------------   ------------------
                                               (Unaudited)
CURRENT ASSETS:

Cash and cash equivalents                         $13,282              $14,000

Restricted cash                                    64,000                   --

Accounts receivable                               135,780              166,386

Inventories                                       142,050              200,926

Deferred income taxes                              90,024              152,559

Assets held for disposal                               --               42,346

Other current assets                                9,517               10,735
                                            ------------------     ------------------
TOTAL CURRENT ASSETS                              454,653              586,952

Property, plant & equipment, net                  682,968              713,400

Other assets                                      115,303              118,178
                                            ------------------     ------------------
         TOTAL ASSETS                          $1,252,924           $1,418,530
                                            ==================     ==================
TOTAL CURRENT LIABILITIES                        $289,885             $330,263

OTHER LONG-TERM OBLIGATIONS                        65,967               78,892

Rockwell's net investment                              --            1,009,375

Common stock                                       94,882                   --

Additional paid-in capital                        802,190                   --
                                             -----------------     ------------------
TOTAL SHAREHOLDERS' EQUITY                        897,072            1,009,375
                                             -----------------     ------------------
 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    $1,252,924           $1,418,530
                                             =================     ==================

                                          CONEXANT SYSTEMS, INC.
                                         SELECTED CORPORATE DATA
                                               (Unaudited)


BUSINESS PLATFORM OVERVIEW
--------------------------

                                                             Three Months Ended,
                          ------------------------------------------------------------------------------

                                   01/01/99                    09/30/98                   01/02/98
                          -----------------------     -----------------------     ----------------------

                           % of Sales     Revenue      % of Sales     Revenue     % of Sales     Revenue
                           ----------     -------      ----------     -------     ----------     -------

Personal Computing              51%       $152M           43%          $115M           61%        $233M

Personal Imaging                 6%        $16M            8%           $21M            8%         $32M

Digital Infotainment            14%        $40M           13%           $35M           11%         $41M

Network Access                  14%        $42M           16%           $42M            9%         $34M

Wireless Communications         15%        $45M           20%           $52M           11%         $43M




OTHER DATA
----------

                                                   Three Months Ended,
                                      -----------------------------------------------

                                        01/01/99          09/30/98         01/02/98
                                      ------------      ------------     ------------
Depreciation and Amortization             $52M              $66M             $47M
Capital Expenditures                      $15M              $76M             $43M
Headcount                                5,946             6,291             6,187
